Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Card Activation Technologies, Inc.
Amendment No. 1 to Form SB-2
Filed January 17, 2007
File No. 333439677

April 5, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated February 15, 2007.

 Form SB-2

1.
You state on the prospectus cover page that the "selling stockholders are those shareholders who received restricted stock in the spin-off of [y]our company from MedCom USA, Incorporated." Yet on page nine you state that, while the MedCom board declared the spin-off stock dividend "effective at the end of business on December 15, 2006," "[t]he payable date when the share certificates will be distributed to the shareholders will be determined by the MedCom board of directors." Clarify throughout the prospectus on what date the selling stockholders received the shares of your common stock that are being registered for resale. To the extent that the persons or entities listed as selling stockholders have not received the spin-off shares, it appears that the timing of this registration statement regarding the sale of such shares by them is premature and that a registration statement that concerns only their sale of your shares should be withdrawn. Please advise.

We have noted this comment and revised the disclosure to clarify that the shares were distributed to the shareholders on March 1, 2007.

2.
We also note that you have not filed a registration statement regarding the distribution of your shares to MedCom's stockholders. Tell us upon what Securities Act registration exemption the parties have been relying regarding the distribution of these shares to the stockholders, or, if the securities have not been distributed to these stockholders yet, tell us when you will file the registration statement. We may have further comments based upon your response.

We have noted this comment and are filing a Form 10-SB registration statement in addition to this prospectus.

3.
We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Deloitte & Touche. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

We have noted this comment and revised the disclosure to remove sited research.

Prospectus Cover Page

4.
Please disclose, as required by Regulation S-B Item 501(a)(iv), the offering price of the securities being offered by the selling shareholders. For example, disclose that the selling shareholders will sell at a price of $x.xx per share until your shares trade on the over-the-counter bulletin board, and thereafter they will sell at prevailing market prices or privately-negotiated prices.

We have noted this comment and revised the disclosure to reflect a set offering price.

Prospectus Summary, page 1

5.
We note your statement that a patent was transferred to you by MedCom USA, Incorporated upon your formation and in exchange for 146,770,504 shares of common stock. Please disclose your accounting for this transaction in the footnotes to your financial statements. In addition, tell us why these shares and their par value are not reflected in your balance sheet, statement of operations, and statement of stockholders' equity. At a minimum, you should disclose the shares issued in your financial statements and notes to your financial statements.

The shares exchange between the company and MedCom USA occurred after the year end audit on September 30, 2006. This exchange has been incorporated into the December 31, 2006, first quarter financial statements.

6.   State, if true, that you never have entered into any patent license agreements. We have never entered into any patent license agreements during the history of the patent.

We have noted this comment and revised the disclosure to reflect that we have never entered into a patent license agreement.

7.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

We have noted this comment and revised the disclosure.

8.
In the final paragraph on page one, you state "[t]he balance of the shares distributed in the spin-off we [sic] to shareholders holding unrestricted shares of MedCom common stock and therefore are not restricted shares which must be registered in order to trade." Please explain what you mean by "unrestricted shares of MedCom common stock" and why you believe that their holding such MedCom shares is dispositive as to whether you must register shares of your common stock that are distributed to these holders in the spin-off. Also, tell us in your response letter why you regard the remainder of the MedCom stockholders as holding "restricted" MedCom common stock.

Similarly, on page 12, you state that your "prospectus is being furnished solely to provide information about [you] and about the spin off to MedCom stockholders who will receive shares of [y]our restricted common stock in the spin off because they held restricted MedCom stock and to register those shares of restricted cornnion stock." Tell us why you believe you do not have a prospectus delivery requirement regarding the spin-off securities distributed to holders of "unrestricted" MedCom common stock.

We have noted this comment and are filing a Form 10-SB registration statement in addition to this prospectus. In addition, we have deleted any reference to unrestricted shares.

Risk Factors, page 2

9.	Include a risk factor highlighting the fact that you have assigned no value to the technology underlying your business. See Note 4 to your financial statements.

We have noted this comment and revised the disclosure.

Our independent auditor has issued a going concern opinion...., page 2
The Company may not be able to secure financing.. .., page 2
The Company expects to incur losses for the foreseeable future...., page 2

10.
Please describe how the described risks could affect investors. Include in your description what would happen to an investor's investment in your common stock if you were to file for bankruptcy or undergo liquidation.

We have noted this comment and revised the initial disclosures to include this risk.

Risks Related to the Spin Off, page 4

11.
Include a risk factor that discusses your dependence after the spin-off on MedCom personnel and management. We note your disclosure on page 14_ Also discuss whether there are any conflict of interest concerns, in light of the disclosure related to the MedCom agreements starting on page 19 and how the parties allocated assets and liabilities and determined other deal terms.

We have noted this comment and revised the disclosure.

Substantial sales of our common stock following the distribution...., page 5

12.
On page 18, you state that MedCom beneficially owns 40.9% of your outstanding common stock. Therefore, so that investors may realize the magnitude of the risk, also describe here the extent to which MedCom may sell some or all of the shares of your common stock that it holds. In conjunction with your responses to the first two comments of this letter, also clarify here and throughout the prospectus whether this percentage is prior to, or after, the spin-off.

We have noted this comment and revised the disclosure.

Until the distribution occurs MedCom has the sole discretion to change...., page 5

13.
Provide further details regarding the spin-off contemplated here--such as whether it concerns the same spin-off you mention on the prospectus cover page as having occurred already or whether MedCom intends to conduct a second distribution of the shares of your common stock it holds. We may have further comments based upon your response.

We have noted this comment and revised the disclosure to delete this risk factor as shares have been distributed.

The Offering Price and other terms of this Offering have been arbitrarily.. .., page 6

14.	So that investors may realize the likelihood of the risk, disclose the book value of a share of your common stock as of a recent date.

We have noted this comment and revised the disclosure to disclose the book value.

The Company is making no representations and is providing no assurances..., page 7

15.
Revise the caption so that it briefly indicates how these circumstances create a particular risk for investors. So that investors may realize the extent of the risk, describe the kinds of requirements the penny stock rules, beginning with Exchange Act Rule 15g-2, impose on broker-dealers that sell penny stocks.

We have noted this comment and revised the disclosure.

The Spin-Off, page 9

Reasons for the Spin-Off, page 9

16.
Provide more discussion as to how and whether the MedCom board determined the spin-off was in the best interests of MedCom stockholders. Describe any alternative transactions, such as a sale of the business, that the board considered and why it did not pursue them.

We have noted this comment and revised the disclosure.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 10

17.	We understand from counsel that you will be making significant revisions to this section, and we will consider such revised disclosure once it has been included in your next pre-effective amendment.

The spin off of Card Activation Technologies, Inc. is a taxable event. The spin off is a proportionate distribution of stock issued to unrelated shareholders. However, Medcom USA Inc. has retained more than 40% ownership in the new entity and thus the spin off is a taxable event and does not qualifty for relief under the D reorganization statute IRC 355. The taxable event would be at the fair market value of the common stock issued at the date of issue. Since the company is not a trading entity at the date of issue, fair market value would be the par value of the stock which is $.0001. We have modified the disclosures to reflect these changes.

Listing and Trading of Our Common Stock, page 12

18.
You state that you "have applied to the NASD for [y]our common stock [sic] has been authorized for listing on the Bulletin Board under the symbol "CATI." As companies do not list their stock on the OTCBB, please revise this reference here and elsewhere in the prospectus to correctly indicate that your stock may be approved for quotation on the OTCBB once a market maker seeks to trade it.

We have noted this comment and revised the disclosure.

Description of Business, page 13

19.
Disclose how you came to the "understanding that many, if not all of these [different service companies] are utilizing those processes protected by the patent [you] own for activating these types of cards."

We have noted this comment and revised the disclosure.

Marketing, page 14

20.
State when your counsel began "negotiations concerning the licensing of the proprietary patented technology of electronic activation of phone, gift cards, affinity cards and value cards with current users of [y]our technology."

We have noted this comment and revised the disclosure.

Patents and Licenses, page 14

21.
Clarify here and in management's discussion and analysis whether the business ever had patent license agreements with others and whether it ever derived revenues from its patent while it was part of MedCom.

We have noted this comment and revised the disclosure.

Competition, page 14

22.
We note your statement that "competition in the technology industry is intense." To assist investors in recognizing the marketability of your patent and your particular payment transaction technology, discuss in greater detail who your competitors are, your competition's advantages and disadvantages in relation to you, and what your competitive position is within your markets. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(b)(4) of Regulation S-B.

We have noted this comment and revised the disclosures to reflect this inclusion.

The main competition is the entities that are using fully loaded cards with a predetermined value that are not activated. Also as technologies advances there is always a risk of new technology and more competition.

Employees, page 14

23.
We note that your executive officers are employees of MedCom and do not receive any compensation from you at the present time. Please tell us how you considered SAB Topic 1:B.1 with respect to the allocation of compensation expense and any other expenses incurred by MedCom on your behalf.

We have noted this comment and revised the disclosure.

Legal Proceedings, page 14

24.	Ensure that you update your description of these proceedings to include any recent significant developments.

We have noted this comment and revised the disclosure.

Management's Discussion and Analysis, page 15

25.
We note your risk factor disclosure on page seven. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs.

We have noted this comment and revised the disclosure.

Liquidity and Capital Resources, page 15

26.
You state that your "operating requirements have] been and will be funded primarily from [your] related party entity MedCom USA, Inc." Elaborate on any limits on the amount or frequency of MedCom's funding after the spin-off and whether there are restrictions on the purposes for which it will fund your operations after the spin-off. Also describe any expected termination date for this funding arrangement.

We have noted this comment and revised the disclosure.

27.	Please explain what you mean by the sentence: "The Company believes that the cash flows from the patent litigation are inadequate will rely upon the sale of common stock to sustain its operations."

We have noted this comment and revised the disclosure to delete this assertion.

28.
You state that you will use funds "advanced from an affiliated entity that is controlled by the Company's chairman and chief executive officer." Name the entity, and describe the material terms of this advanced funding, such as whether it is in the form of a note, and so on. In addition, you indicate that certain officers and directors have provided personal guarantees to your lenders. As it appears that these are related party transactions, revise your disclosure in the certain relationships and related transactions section on page 19.

We have noted this comment and revised the disclosure.

Agreements with MedCom, page 19

Separation Agreement, page22

29.	Indicate the date on which MedCom transferred all of the assets of the card technology business to you.

We have noted this comment and revised the disclosure to reflect the transfer in October 2006.

30.
We note that paragraph 3.04 of the separation agreement requires you reserve for issuance an additional twelve million shares of your common stock for MedCom consultants and employees "as consideration and compensation for their efforts in effecting the transaction covered by [the agreement]." Describe this provision in the prospectus, and indicate whether, and, if so, when, these twelve million shares were issued and to how many persons.

We have noted this comment and revised the disclosure.

Selling Stockholders, page 23

31.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

We have noted this comment and revised the disclosure.

32.
Please disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling security holder, to the extent not widely held. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/interps/telenhone/nhonesupplementl.htrn.

We have noted this comment and revised the disclosure.

Item 26. Recent Sales of Unregistered Securities, page II-2

33.	In light of your disclosure in the prospectus, please ensure that you have included all Regulation S-B Item 701 disclosure regarding the last three years.

We have noted this comment and there have been no sales of unregistered securities.

Financial Statements

Balance Sheet page, F-3

34.	It appears that your line item called "Loans Payable - Intercompany," appears to be related party loans, not intercompany loans. Please revise.

We have noted this comment and revised the disclosure.

2. Basis of Presentation, page F-7

35.	In light of the financial statement updating requirements of Item 310(g) of Regulation S-B, tell us and disclose your fiscal year end.

We have noted this comment and revised the disclosure.

Signature Page

36.	Identify, such as by parenthetical, your principal accounting officer, as the officer's signature to the registration statement is required by Form SB-2.

We have noted this comment and revised the disclosure.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.